EXHIBIT 1.1

Companhia de Bebidas das Américas - AmBev

BY-LAWS

CHAPTER I
NAME, HEADQUARTERS, PURPOSE AND DURATION

Clause 1 - COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV is a joint-stock company (sociedade por ações), which shall be governed by these Bylaws and by applicable law.

Clause 2 - The Company shall have its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of the Board of Directors, for achievement of the Company’s purposes.

Clause 3 - The object of the Company, either directly or by participation in other companies, is:

a) the production and trading of beer, concentrates, soft drinks and other beverages;

b) the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above;

c) the packaging and wrapping of any of the products belonging to it or to third parties;

d) the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

e) The beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

f) the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

g) the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

h) the importation of anything necessary for its industry and trade;

i) the exportation of its products;

j) the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

k) the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph - Additionally to the provisions of the main section of this Clause, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Clause 4 - The Company is established for an indeterminate period of time.

CHAPTER II
SHARE CAPITAL AND SHARES

Art. 5 - The capital of the Company amounts to R$4,742,807,195.75, divided into 54,934,922,711 shares, of which 23,558,271,859 are common shares and 31,376,650,852 are preferred shares devoid of face value.

Paragraph 1 - Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 - The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 - The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the General Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Clause 6 - Preferred shares:

a) shall not be entitled to voting rights and may not be converted into common shares;

b) shall have preference in capital reimbursement in the event of liquidation of the Company; and

c) shall have the right to receive cash dividends 10% higher than those paid to common shares.

Clause 7 - Nonvoting preferred shares may represent up to two thirds (2/3) of the total shares issued by the Company.

Clause 8 - The Company is authorized, up to the maximum limit permitted by law, to create and/or issue, as a result of subscription, stock dividends or splitting, new classes of preferred shares, voting or nonvoting, even if entailing more benefits than those previously existing, and establish their respective preferences, advantages, conditions for redemption, amortization or conversion.

Paragraph 1 - The Company may increase the number of preferred shares of any class, irrespective of whether the proportion with the other classes of preferred shares or common shares is maintained, and further increase the common shares without observing the proportion with preferred shares.

Paragraph 2 - Nonvoting preferred shares entitled to fixed or minimum dividends, when issued, shall be entitled to exercise such right if the Company fails to pay the fixed or minimum dividends to which it may be entitled during three consecutive fiscal years, which right shall be maintained until payment, if such dividends are non-cumulative, or until the cumulative dividends in arrears have been paid, all in accordance with paragraph 1 of article 111 of Law 6404/76.

Clause 9 - The compensation dealt with in article 35, paragraph 3 of Law 6404/76 may be charged to the shareholders, with due regard for the maximum caps established by the Securities Commission.

Clause 10 - The Company is authorized to increase its share capital up to the limit of forty-five billion (45,000,000,000) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Clause 11 - The issue of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6404/76.

Clause 12 - The Board of Directors may, based on a plan approved by the General Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Clause 13 - Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III
GENERAL MEETINGS

Clause 14 - The General Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Clause 15 - General Meetings shall be convened and presided over by the shareholders then chosen, which may appoint up to two secretaries.

Clause 16 - Any resolutions of the General Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Clause 17 - Annual General Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Clause 18 - Extraordinary General Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV
MANAGEMENT OF THE COMPANY

Clause 19 - The Company shall be managed by a Board of Directors and an Executive Committee, pursuant to law and these By-laws.

Paragraph 1 - The General Meeting shall establish the aggregate compensation of Management, which shall be apportioned by the Board of Directors, as provided for in Clause 25 hereof.

Paragraph 2 - The management and members of the Consulting Committee must take part in the Manual for Disclosure and Information Use and Policies for Trading Securities Issued by the Company, by signing the Declaration of Compliance.

Paragraph 3 - The investiture of the Company’s Managers, elected pursuant to these Bylaws, will be conditioned to the underwrite by those managers of the Term of Acceptance, foreseen in the Rules of Corporate Governance Best Practices - Level 1 of the São Paulo Stock Exchange (BOVESPA).

SECTION I
BOARD OF DIRECTORS

Clause 20 - The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, all shareholders, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the main section of this clause, the number of members that will make up the Board of Directors in each management period shall be previously established at each General Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Meeting.

Paragraph 2- The Board of Directors may determine the creation of committees formed by members of the Board of Directors, defining their respective composition and specific duties; it shall be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall be invested in office upon the signing of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4- The member of the Board of Directors shall have an indisputable reputation, and cannot be elected, unless waived by the General Meeting, if (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Member of the Board cannot be exercised in case the same preventing are configured.

Paragraph 5- It is prohibited, in the form of article 111, paragraph 1 of Law 6404/76 the exercise of the voting rights in the election of the Members of the Board of Directors in circumstances that characterize conflict of interest with the Company.

Clause 21 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the Board’s members, immediately after said members are instated.

Clause 22 - The Board of Directors shall meet, ordinarily, at least once every month and, extraordinarily, whenever necessary, upon call by any of its Co-chairmen or by the majority of its members, through letter, telegram or personally, with at least 24 (twenty-four) hours in advance.

Clause 23 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 - In the event of a tie in the resolutions of the Board of Directors, the Co-chairmen shall not have the casting vote, except their own personal votes.

Paragraph 2 - The Member of the Board shall not have access to information or take part in meetings of the Board related to matters in which it has conflicting interests with the Company.

Clause 24 - In the case of permanent absence or impediment of any Director, the alternate Director shall fill the vacant office until the next General Meeting, at which time the substitute Director shall be elected to complete the term of office of the absent or impeded Director.

Sole Paragraph - In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the absent Director. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Clause 25 - The Board of Directors shall resolve on the matters listed below:

a) establish the general policy of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b) approve the annual investment budget of the Company;

c) approve the five-year strategic plan of the Company;

d) elect and dismiss the Company's Officers, and set their attributions;

e) supervise the management of the Executive Committee, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f) attribute, from the aggregate value of the compensation established by the General Meeting, the monthly fees of each of the members of the Company's Management;

g) define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, superintendents or employees in equivalent direction positions) of the Company;

h) appoint the Company's independent auditors;

i) resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j) provide a previous manifestation on the management's report, the Executive Committee's accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k) submit to the General Meeting the form of allocation of the net profits for the year;

l) call Annual General Meetings and, whenever it may deem advisable, Extraordinary General Meetings;

m) approve any business or agreements between the Company and/or any of its controlled companies, management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n) approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company;

o) approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p) approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks or deposited in the name of the Company or any of its controlled companies;

q) approve the granting of loans and rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except (i) in favor of any employees of the Company and companies controlled thereby, and (ii) in favor of any companies controlled by the Company;

r) approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s) resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t) resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u) authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, with due regard for applicable law;

v) resolve on the issuance of trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w) resolve on the issuance of unconvertible debentures not bearing collateral, under the terms of article 59 paragraph 1 of Law 6404/76

x) authorize the disposal of fixed assets, expect for the ones mention in item “n” of this clause, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity as figures in the latest audited balance sheet. This amount will be considered per single or group of correlated transactions;

y) perform the other legal duties assigned thereto at the General Meeting or in these By-laws; and

z) resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 - The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 - Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in General Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II
EXECUTIVE COMMITTEE

Clause 26 - The Executive Board shall be made up of two (2) to fifteen (15) members, shareholders or otherwise, of whom one shall be the Chief Executive Officer for Latin America and one shall be the Chief Executive Officer for North America, whereas the others shall have no specific designation; they shall all be elected by the Board of Directors, may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 - Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 - It is incumbent upon the Executive Board to exercise the prerogatives that the law, the bylaws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 - The Executive Officers shall be instated by signing the respective statement drawn up in the appropriate register and shall hold their positions until their successors are instated.

Clause 27 - The Executive Board, the position of chief of which shall be shared by the Chief Executive Officer for Latin America and the Chief Executive Officer for North America, shall meet as necessary and, at the very least, once a month, its being incumbent upon either the Chief Executive Officer for Latin America or the Chief Executive Officer for North America to call and chair the meeting.

Sole Paragraph- The Meeting shall be instated provided it is attended by Executive Officers in sufficient number to represent a majority of the Executive Board’s members. No Executive Officer shall have the casting vote.

Clause 28 - The Minutes of the Meetings and the resolutions of the Executive Board shall be recorded in the appropriate register.

Clause 29 - It is incumbent upon the Chief Executive Officer for Latin America and the Chief Executive Officer for North America, individually, to:

f) Submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

g) Formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Annual General Meeting and the Board of Directors, with the participation of the other Executive Officers;

h) Supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

i) Coordinate and oversee the activities of the Executive Board; and

j) Exercise the other prerogatives conferred upon it by the Board of Directors.

Clause 30 - It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Clause 31 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Committee.

Paragraph 1 - Signing of the documents listed above may be delegated, and may be signed by an attorney-in-fact jointly with a member of the executive Committee, or by two attorneys-in-fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are signed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers, without the formalities set out in this Clause, as regards receipt of service of process or judicial notices and rendering of personal deposition.

Paragraph 3 - The Executive Committee, represented in the form set forth in this clause, is responsible, independent from deliberations of the Board of Directors, for the activities referred to in items “o”, “q”, “r” and “x” of Cause 25, excluding the exceptions or amounts below the established limits.

SECTION III
CONSULTING COMMITTEE

Clause 32 - The Company may have a Consulting Committee composed by 3 (three) to 15 (fifteen) effective members, shareholders or not, without management position, operating with a permanent capacity, all elected by the Board of Directors and dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted..

Paragraph 1 - The Board of Directors, upon election of the Members of the Consulting Committee, will fix their compensation and indicate the Chairman of the Consulting Committee.

Clause 33 - The Consulting Committee is a body entitled to advise management in a reserved manner, if and when solicited:

a) pronounce before the General Meeting and the Board of Directors on the acts and the fulfillment of the statutory legal duties of management;
b) pronounce on the management’s annual report;
c) pronounce on the proposals of the administrative bodies to be subjected to the General Meeting;
d) transmit to the Board of Directors information and technical, economic, industrial or commercial data relating to the objectives of the Company, presenting suggestions and recommendations; and
e) pronounce on the Company’s issues or businesses that were submitted to its examination.

Paragraph 1 - The Members of the Consulting Committee may be called to attend the meetings of the Board of Directors.

Paragraph 2 - The same obligations and prohibitions imposed by law and by these ByLaws to the management of the Company are applicable to the members of the Consulting Committee.

Paragraph 3 - In the event of vacancy of position or impediment of any member of the Consulting Committee, the Board of Directors shall elect the new Member or designate a substitute, establishing in either case the term of office.

Clause 34 - The Consulting Committee shall meet at least once every semester or when called by the Board of Directors, by letter or telegram, with at least 24 (twenty-four) hours in advance.

Paragraph 1 - The meetings of the Consulting Committee shall occur with the presence of the majority of its members, and the deliberations taken by the favorable vote of the majority of its members present in the meeting

Paragraph 2 - The meetings shall be conducted by the Chairman of the Consulting Committee.

CHAPTER V
AUDIT COMMITTEE

Clause 35 - The Company shall maintain a Fiscal Council, made up of three (3) to five (5) members and an equal number of alternates, on a permanent basis. All of its members shall be elected at a General Meeting and may be removed through such a meeting at any time. Their term of office shall expire at the first Annual General Meeting to be held following their election and they can be reelected.

Paragraph 1 - In order for the Fiscal Council to be able to operate, it shall be required that the majority of its members be in attendance.

Paragraph 2 - It shall be incumbent upon the Fiscal Council to elect its Chairman in the first session to be held after its instatement.

Paragraph 3 - In addition to the duties conferred upon it by these bylaws and by law, the Council shall establish in its internal bylaws procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and subjects related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraphs 2 and 3 of Article 19 of these Bylaws apply to the members of the Fiscal Council.

Clause 36 - The Audit Committee shall cease its operation at the first Annual General Meeting following its installation, and its members may be reelected.

Clause 37 - The compensation of the Audit Committee's members shall be established by the General Meeting that elects them.

CHAPTER VI
FINANCIAL YEAR, BALANCE SHEET AND PROFITS

Clause 38 - The financial year shall have the duration of one year, and shall end on the last day of December each year.

Clause 39 - At the end of each financial year, the financial statements established in law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 - The Board of Directors may determine that balance sheets be drawn up half-yearly or at shorter periods and approve the distribution of dividends based on the profits ascertained in such balance sheet, subject to the provisions of article 204 of Law 6404/76.

Paragraph 2 - At any time, the Board of Directors may also resolve on the distribution of interim dividends to the account of accrued profits or reserves of existing profits shown on the latest yearly or half-yearly balance sheet.

Paragraph 3 - The Executive Committee, upon prior consultation with the Board of Directors and the Audit Committee, may determine the amount of interest to be paid or credited to the shareholders, as interest on net equity, according to article 9 of Law 9249/95, as amended by Law 9430/96.

Paragraph 4 - The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Clause 40 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 - Over the amount ascertained as provided for in the main section of this Clause, it will be calculated:

a) the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors;

b) the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 - Over the amount ascertained as provided for in the main section of this Clause, it might be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 - The following allocations shall be made from the net profits for the year, obtained after the deductions dealt with in the previous paragraphs:

a) five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-up share capital or the limit established in article 193, paragraph 1 of Law 6404/76;

b) from the net profit balance for the year, obtained after the deduction mentioned in item (a) of this Clause and adjusted pursuant to article 202 of Law 6404/76, twenty-seven point five percent (27.5%) shall be allocated to pay the mandatory dividend to all its shareholders;

c) an amount not lower than five percent (5%) and not higher than sixty-eight point eight seven five percent (68.875%) of the net profits, shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increase or the creation of new undertakings.

Paragraph 4 - The reserve set out in item (c) of paragraph 2 may not exceed eighty percent (80%) of the share capital. Upon reaching this limit, the General Meeting shall resolve either to distribute the balance to the shareholders or increase the share capital.

CHAPTER VII
LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Clause 41 - The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the General Meeting.

Paragraph 1 - The manner of liquidation shall be determined at a General Meeting, which shall also elect the Audit Committee that will operate in the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII
MISCELLANEOUS

Clause 42 - The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the General Meeting.

Sole Paragraph - The dividends not received or claimed shall lapse within three years from the date on which they were placed at the disposal of the shareholder, and shall inure to the benefit of the Company.

Clause 43 - The percentage of the minimum mandatory dividend, established in item (b) of paragraph 2 of Clause 40 of these By-laws, may not be reduced during the period of thirty (30) days after July 1, 1999.

Clause 44 - The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law 6404/76, and the respective management shall refrain from registering transfers of shares in violation of the respective terms and the Chairman of the General Meeting shall refrain from computing votes unfavorable to such agreements.